U.S. SECURITIES AND EXCHANGE
                        COMMISSION WASHINGTON, D.C. 20549
                                   FORM U-9C-3








                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended March 31, 2004








                               Ameren Corporation
                      (Name of Registered Holding Company)

                    1901 Chouteau Avenue, St. Louis, MO 63103
                    (Address of Principal Executive Offices)








                    Inquiries concerning this Form U-9C-3 may
                                 be directed to:

                                 Joan E. Bannon
                               Ameren Corporation
                                 P.O. Box 66149
                            St. Louis, MO 63166-6149
                                  314-554-3430

                               AMEREN CORPORATION
                                   FORM U-9C-3
                      For the Quarter Ended March 31, 2004


                                Table of Contents



                                                                                                          Page
                                                                                                          ----

Item 1.       Organization Chart                                                                            1

Item 2.       Issuances and Renewals of Securities and Capital Contributions                                1

Item 3.       Associate Transactions                                                                        1

Item 4.       Summary of Aggregate Investment                                                               4

Item 5.       Other Investments                                                                             4

Item 6.       Financial Statements and Exhibits                                                             4

SIGNATURE                                                                                                   5

CERTIFICATE                                                                                                 6


ITEM 1. - ORGANIZATION CHART

Organizational chart to be filed in paper format as Exhibit 1.0 under Form SE.


ITEM 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                          Principal                               Collateral    Consideration
    Company                Type of         Amount         Company to Whom         Given With     Received for
Issuing Security           Security      of Security   Securities Were Issued      Security     Each Security
----------------           --------      -----------   ----------------------      --------     -------------
Ameren ERC, Inc.           Demand Note    $16,890,000   Non-utility money pool   Not Applicable  Not Applicable
Ameren Energy, Inc.        Demand Note      8,470,000   Non-utility money pool
Missouri Central Railroad  Demand Note      5,500,000   Ameren ERC, Inc.
Ameren Energy Fuels and    Demand Note     12,125,000   Non-utility money pool
  Services Company
Ameren Energy              Demand Note     42,100,000   Non-utility money pool
  Marketing Co.
CILCORP Energy             Demand Note        960,000   Non-utility money pool
  Services Inc.


                                          ITEM 3. - ASSOCIATE TRANSACTIONS

Part I  -  Transactions performed by reporting companies on behalf of associate companies.

Reporting               Associate                                             Indirect
Company                 Company              Types of           Direct         Costs          Cost        Total
Rendering               Receiving            Services           Costs         Charged          of         Amount
Services                Services             Rendered          Charged        (Note 1)      Capital       Billed
--------                --------             --------          -------        --------      -------       ------
Ameren Energy        Ameren Corporation     Fuel            $   35,286     $     5,293      8.8399%   $   40,579
Fuels and Services                          Procurement
Company                                     Services

Ameren Energy        AmerenUE               Fuel            $  821,444     $   123,217      8.8399%   $  944,661
Fuels and Services                          Procurement
Company                                     Services

Ameren Energy        AmerenCIPS             Fuel            $  172,627     $    25,894      8.8399%   $  198,521
Fuels and Services                          Procurement
Company                                     Services

Ameren Energy        Ameren Energy          Fuel            $  384,611     $    57,692      8.8399%   $  442,303
Fuels and Services   Generating Company     Procurement
Company                                     Services

Ameren Energy        AmerenCILCO            Fuel            $  150,112     $    22,517      8.8399%   $  172,629
Fuels and Services                          Procurement
Company                                     Services

Ameren Energy        AmerenEnergy           Fuel            $  195,612     $    29,342      8.8399%   $  224,954
Fuels and Services   Resources              Procurement
Company              Generating Company     Services

Ameren               Ameren Energy          Misc. Services  $   12,187     $         0      8.8399%   $   12,187
Energy, Inc.         Marketing Company

Ameren               AmerenUE               Energy          $2,650,209     $         0      8.8399%   $2,650,209
Energy, Inc.                                Trading



                                             ITEM 3. - ASSOCIATE TRANSACTIONS (CONTINUED)

Ameren               Ameren Energy          Energy          $1,406,021     $         0      8.8399%   $1,406,021
Energy, Inc.         Generating Company     Trading

Ameren Energy        Ameren Services        Misc. Services  $ 124,005      $         0      8.8399%   $  124,005
Marketing Company


Note 1: 15% added to Direct charges on intercompany billing journal entries related to Ameren Energy Fuels and Services Company.


Part II  -  Transactions performed by associate companies on behalf of reporting companies.

Associate               Reporting                                                                 Indirect
Company                 Company              Types of                               Direct         Costs          Cost        Total
Rendering               Receiving            Services                               Costs         Charged          of         Amount
Services                Services             Rendered                              Charged        (Note 2)      Capital       Billed
---------               ---------            --------                              -------        --------      -------       ------
Ameren              Ameren Energy          Auditing,                            $  428,150       $  56,792      8.8399%   $  484,942
Services Company      Fuels and            Real Estate,
                      Services Company     Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

Ameren              Ameren Energy          Auditing,                            $1,387,769       $ 160,492      8.8399%   $1,548,261
Services Company      Marketing Company    Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

Ameren              Ameren Energy, Inc.    Auditing,                            $  588,777      $   61,830      8.8399%   $  650,607
Services Company                           Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services




                                             ITEM 3. - ASSOCIATE TRANSACTIONS (CONTINUED)

Ameren              Ameren ERC, Inc.       Auditing,                            $   91,321      $   18,234      8.8399%   $  109,555
Services Company                           Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

Ameren              CILCORP Energy         Auditing,                            $   57,591      $    4,719      8.8399%   $   62,310
Services Company      Services Inc.        Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

Ameren              CILCORP Infra-         Auditing,                            $   28,509      $    3,354      8.8399%   $   31,863
Services Company      Services Inc.        Real Estate,
                                           Executive,
                                           Eng. & Const.,
                                           Legal, Accounting,
                                           Human Resources,
                                           Corp. Communications,
                                           Investor Services,
                                           Information Technology,
                                           Energy Services, Tax,
                                           Industrial Relations,
                                           Supply Services

Ameren              Ameren Energy          Energy Services                      $4,532,016      $        0      8.8399%   $4,532,016
Services Company      Marketing Company

Ameren              Ameren Energy, Inc.    Energy Services                      $4,950,363      $        0      8.8399%   $4,950,363
Services Company

AmerenUE            Ameren Energy          Energy Services                      $  148,519      $        0      8.8399%   $  148,519
                      Marketing Company

AmerenCIPS          Ameren Energy          Energy Services                      $  243,817      $        0      8.8399%   $  243,817
                      Marketing Company

AmerenCILCO         CILCORP Energy         Misc. Services                       $  112,592      $   22,518      8.8399%   $  135,110
                      Services Inc.

AmerenCILCO         Ameren Energy          Misc. Services                       $   26,667      $    5,333      8.8399%   $   32,000
                      Fuels and
                      Services Company

AmerenCILCO         Ameren ERC, Inc.       Misc. Services                       $    5,013      $    1,003      8.8399%   $    6,016


Note 2: Charges from Ameren Services Company are charged on indirect corporate or indirect functional service requests. Each month the percentage of corporate service requests costs (or functional costs) to each company (or function) is determined based on their proportion of charges received from direct or indirect service requests in that month.



                                               ITEM 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
        Total consolidated capitalization as of March 31, 2004                    $9,807,000                         Line 1
        Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)         1,471,050                         Line 2
        Greater of $50 million or Line 2                                                           $1,471,050        Line 3
        Total current aggregate investment:
        (categorized by major line of energy-related business)
        Energy-related Business Category V                                            50,120
        Energy-related Business Category VII                                          34,515
                                                                             ---------------
              Total current aggregate investment                                                      $84,635        Line 4
                                                                                               --------------
        Difference between the greater of $50 million or 15% of                                    $1,386,415        Line 5
        capitalization and the total aggregate investment of the
        registered holding company system (Line 3 less Line 4)

Investments in gas-related companies:   NONE


                                                      ITEM 5. - OTHER INVESTMENTS

                      Major Line of
                      Energy-Related       Other Investment in        Other Investment in        Reason for Difference
                          Business         Last U-9C-3 Report         This U-9C-3 Report          in Other Investment
                      ---------------      -------------------        -------------------        ---------------------

Ameren Energy,        Energy Marketing         $450,000                     $450,000
Inc.                  & Brokering


                                              ITEM 6. - FINANCIAL STATEMENTS AND EXHIBITS
A.    Financial Statements:

To be filed confidentially under Rule 104 as Exhibit 2.0.

B.    Exhibits:

         1.0  Organization Chart required by Item 1.
         2.0  Financial Statements required by Item 6.A.
         3.0  Certificate as to filings with interested state commissions.

         Contracts required by Item 3. - NONE


                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

May 28, 2004                        Ameren Corporation



                                    By:  /s/ Jerre E. Birdsong
                                       ----------------------------------
                                             Jerre E. Birdsong
                                        Vice President and Treasurer

                                                                     Exhibit 3.0



                                   CERTIFICATE


     I certify that a copy of the foregoing was mailed via first class U. S. mail on this 28th day of May, 2004 to Ameren Corporation's interested state commissions whose names and addresses are listed below.

        Mr. Robert Schallenberg
        Director - Utility Services Division
        Missouri Public Service Commission
        P.O. Box 360
        Jefferson City, MO 65102

        Ms. Elizabeth A. Rolando, Chief Clerk
        Illinois Commerce Commission
        527 East Capitol Avenue
        Springfield, IL 62701

        Ms. Mary Selvaggio, Director
        Financial Accounting Division
        Illinois Commerce Commission
        527 East Capitol Avenue
        Springfield, IL  62701


May 28, 2004                              Ameren Corporation




                                          By:  /s/ Ronald K. Evans
                                             ------------------------------
                                             Ronald K. Evans
                                             Managing Associate General Counsel
                                             Ameren Services Company
                                             1901 Chouteau Avenue
                                             P. O. Box 66149 (MC-1310)
                                             St. Louis, MO  63166-6149
                                             (314) 554-2156
                                             (314) 554-4014 (fax)